UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Western New England Bancorp, Inc.

141 Elm Street

Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank

E.I.N. 04-3305700            Plan Number 002

Financial Statements and Supplemental Schedule for

the Years Ended December 31, 2021 and 2020

INDEX

The following financial information is submitted herewith:

Page

Report of Independent Registered Public Accounting Firm

1-2

Statements of Net Assets Available for Benefits at December 31, 2021 and 2020

3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2021 and 2020

4

Notes to Financial Statements for the Years Ended December 31, 2021 and 2020

5-12

Schedule H, Line 4i – Schedule of Assets (held at end of year)

13

Signatures

14

Exhibit 23.1 Consent of Wolf & Company, P.C.

15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the 401(k) Plan as Adopted by Westfield Bank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 29, 2022

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
ASSETS

Investments:
Investments at fair value	$38,967,688	$38,008,514

Employer contributions receivable	—	22
Participant contributions receivable	—	44
Notes receivable from participants	683,713	694,493
Net assets available for benefits	$39,651,401	$38,703,073

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2021 and 2020

	2021	2020
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,362,801	$3,203,651
Interest and dividends	64,232	56,168
Total investment income	5,427,033	3,259,819

Interest income on notes receivable from participants	33,428	36,356

Contributions:
Participant	1,581,858	1,533,508
Employer	475,668	468,024
Rollovers	543,080	100,774
Total contributions	2,600,606	2,102,306

Total additions	8,061,067	5,398,481

Deductions from net assets attributed to:
Benefits paid to participants	6,982,180	1,745,433
Administrative expenses	130,559	15,825

Total deductions	7,112,739	1,761,258

Increase in net assets before plan transfers	948,328	3,637,223

Plan transfers	—	27,279

Net assets available for benefits:

Beginning of the year	38,703,073	35,038,571

End of the year	$39,651,401	$38,703,073

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

1.	DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Plan Administrator. Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company, a member of the Principal Financial Group, is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion. No discretionary contributions were made for the years ended December 31, 2021 and 2020. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Life Insurance Company (the Insurance Company), common shares of Western New England Bancorp, Inc. (the parent company of Westfield Bank), a stable value fund, common collective trusts and mutual funds. Company contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Bank’s contribution portion of their accounts plus earnings thereon is 100% vested when made.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan Administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. The interest rate on all outstanding loans ranged from 4.25% to 6.50% at December 31, 2021.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in certain cases, annual installments over a period of not more than the participant’s assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions. At December 31, 2021, forfeited nonvested accounts totaled $6. There were no forfeited nonvested accounts at December 31, 2020. There were no forfeitures used during 2021 and 2020.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for administrative services were $130,559 and $15,825 for the years ended December 31, 2021 and 2020, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the Custodian and the Insurance Company. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limitations. There were no excess contributions for the years ended December 31, 2021 and 2020.

Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

3.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

4.	FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service, dated July 21, 2017, stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in the common stock of Western New England Bancorp, Inc., and pooled separate accounts, common collective trusts and the stable value fund managed by members of the Principal Financial Group. Western New England Bancorp, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in western Massachusetts and Plan Sponsor. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for loan administration and other administrative services were $130,559 and $15,825 for the years ended December 31, 2021 and 2020, respectively. Fees paid for investment management services are included as a reduction of the return earned by each investment managed by members of the Principal Financial Group.

6.	RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

7.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021.

The common stock of Western New England Bancorp, Inc. is valued at the closing price reported on the active market on which the individual securities are traded.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

FAIR VALUE MEASUREMENTS (Continued)

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts are valued at the net asset value (“NAV”) of units held by the Plan at year end. Participant transactions (purchases and sales) may occur daily.

Common collective trusts (“CCT”) are valued using the NAV, which is based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investments assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCTs provide for daily redemptions by the Plan at reported NAV, with no advance notice requirements.

The Principal Stable Value Fund (the “Fund”) offers a diversified group of investments with competitive levels of yield consistent with a stable fixed-income methodology and a prudent assumption of investment risk. The Fund provides stability of returns, liquidity to pay plan benefits, and a high credit quality by investing in conventional, synthetic and separate account investment contracts (collective contracts) issued by life insurance companies, banks and other financial institutions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

FAIR VALUE MEASUREMENTS (Concluded)

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2021 and 2020, respectively:

	2021
	Level 1	Level 2	Level 3	Total
Principal Life Insurance Company pooled separate accounts	$11,238,830	$—	$—	$11,238,830
Principal Life Insurance Company collective investment trusts	20,046,295	—	—	20,046,295
Stable value fund	3,114,607	—	—	3,114,607
Common stock of Western New England Bancorp, Inc.	1,662,343	—	—	1,662,343
Mutual funds	2,905,613	—	—	2,905,613
Total assets in the fair value hierarchy	$38,967,688	$—	$—	$38,967,688

	2020
	Level 1	Level 2	Level 3	Total
Principal Life Insurance Company pooled separate accounts	$10,903,342	$—	$—	$10,903,342
Principal Life Insurance Company collective investment trusts	17,060,911	—	—	17,060,911
Stable value fund	5,956,983	—	—	5,956,983
Common stock of Western New England Bancorp, Inc.	1,643,081	—	—	1,643,081
Mutual funds	2,444,197	—	—	2,444,197
Total assets in the fair value hierarchy	$38,008,514	$—	$—	$38,008,514

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2021 or 2020. There were no liabilities measured at fair value on a recurring basis at December 31, 2021 or 2020.

401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at end of year)

As of December 31, 2021

(a)	(b)	(c)
Identity of Issuer,
Borrower, Lessor,	Investment	Current
or Similar Party	Description	Value

*Western New England Bancorp, Inc. Common Stock	$1,662,343
Mutual Funds:
ClearBridge Large Cap Gr Is Fund – Mutual Fund	1,404,288
Hartford Midcap R6 Fund – Mutual Fund	857,348
Victory Sycamore Est Val R6 Fund – Mutual Fund	643,977
*Principal Stable Value Z Fund	3,114,607
*Principal Life Insurance Company Pooled Separate Accounts:
Principal Core Plus Bond Separate Account –Z	470,586
Principal Diversified Intl Separate Account –Z	1,365,577
Principal Large Cap Value III Separate Account –Z	1,467,200
Principal Large Cap S&P 500 Index Separate Account –Z	3,991,513
Principal Mid Cap S&P 400 Index Separate Account –Z	1,020,836
Principal Small Cap Growth I Separate Account –Z	1,159,965
Principal Small Cap Value II Separate Account –Z	585,285
Principal Small Cap S&P 600 Index Separate Account –Z	699,265
Principal Core Fix Income Separate Account –Z	478,603
*Principal Life Insurance Company Collective Investment Trusts:
Principal Lifetime Hybrid INC CIT Z	409,648
Principal Lifetime Hybrid 2010 CIT Z	104,419
Principal Lifetime Hybrid 2015 CIT Z	928,644
Principal Lifetime Hybrid 2020 CIT Z	1,241,259
Principal Lifetime Hybrid 2025 CIT Z	3,545,204
Principal Lifetime Hybrid 2030 CIT Z	4,851,797
Principal Lifetime Hybrid 2035 CIT Z	1,213,881
Principal Lifetime Hybrid 2040 CIT Z	3,693,905
Principal Lifetime Hybrid 2045 CIT Z	1,850,829
Principal Lifetime Hybrid 2050 CIT Z	1,485,925
Principal Lifetime Hybrid 2055 CIT Z	399,333
Principal Lifetime Hybrid 2060 CIT Z	240,249
Principal Lifetime Hybrid 2065 CIT Z	81,202
Investments at Fair Value	38,967,688

*Notes receivable from participants (4.25% - 6.50%)	683,713

Total assets held for investment purposes	$39,651,401

* Indicates party-in-interest to the Plan.

There were no investment assets which were both acquired and disposed of during the Plan year.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 29, 2022

By: /s/ Guida R. Sajdak

       Guida R. Sajdak

       Chief Financial Officer

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm